UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

CNPJ (Corporate Taxpayer’s ID) 60.746.948/0001-12

NIRE (Corporate Registry ID) 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

We invite the shareholders of this Company to meet at the Special and Annual Shareholders’ Meetings, to be held on March 11, 2013, at the Company’s headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, to:

at the Special Shareholders’ Meeting – at 4 p.m.

•      examine the Board of Directors’ proposals to:

       I)            increase the capital stock from R$30,100,000,000.00  to R$38,100,000,000.00, by means of:

•      capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account in the amount of R$8,000,000,000.00, pursuant to the provisions of Article 169 of Law # 6,404/76, with bonus shares;

•      10% bonus shares, conferring to the Company’s shareholders, free of charge, 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, with the consequent issue of 382,479,458 new non-par, book-entry,  registered shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares;

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex).

The Company will notify the market about the record date of bonus entitlement,  after the approval of the respective process by the Central Bank of Brazil.

      II)          partially amend the Bylaws, as follows:

1)        in the “caput” of Article 6, due to the previous item;

2)        in Article 7, by including the Paragraph Three, and in Article 21, both with the purpose of complying with the provisions of Article10 of the Regulation Annex II to the Resolution #4,122, of the National Monetary Council, of 8.2.2012, regarding the extension of the term of office of the members of the Board of Directors, Board of Executive Officers and of the Audit Committee;

3)        in the “caput” of Article 12, as a result of the reduction of the minimum number of  members of the Board of Executive Officers, from 58 to 56, adapting it to the organizational structure of the Company, without changing the maximum number of members of that Body;

4)        in the Paragraph Two of Article 12, improving its wording;

Banco Bradesco S.A.

CNPJ (Corporate Taxpayer’s ID) 60.746.948/0001-12

NIRE (Corporate Registry ID) 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

.2.

5)        in Articles 18 and 19, reducing the age limit to the exercise of the positions of Executive Officer, from 65 to 62 years old, and of Department Officer, from 62 to 60 years old; and

6)        to delete the Articles 22, 24 and 25, which deal, respectively, with the organizational components Compliance and Internal Control Committee, Ethical Conduct Committee and Integrated Risk Management and Capital Allocation Committee, with the consequent renumbering of the subsequent Articles, in order to maintain in the Bylaws only the committees whose characterization as statutory ones is required by legal regulations.

at the Annual Shareholders’ Meeting – at 4:15 p.m.

1)       to acknowledge the Management Report, the Fiscal Council’s Opinion, the Independent Auditors’ Report, and the Summary of the Audit Committee’s Report, as well as examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2012;

2)        to resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2012 and ratification of the early distribution of interest on shareholders’ equity and dividends paid and to be paid;

3)        to resolve on the Parent Companies’ proposal to elect the Board of Directors’ members;

Pursuant to CVM Rules #165, of December 11, 1991, and #282, of June 26, 1998, a minimum percentage of a 5% (five percent) of the voting capital is mandatory for shareholders to require the adoption of the multiple vote process to elect the Board of Directors’ members;

4)        to resolve on the proposal of the parent companies to elect the Fiscal Council’s members and establishment of their respective compensation; and

5)        to resolve on the Board of Directors’ proposals for the Management’s  compensation and the amount to support the Management’s Pension Plans.

Participation in the Meetings: pursuant to Article 126 of Law # 6,404, of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholders shall observe that:

•           in addition to their identification document, they shall also provide a certificate of ownership of the shares issued by the Company,  issued by the custodian financial institution;

•           for the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•           in the event of impossibility to attend the Shareholders’ Meetings, shareholders may also be represented by an attorney-in-fact appointed not more than one year, provided that he is a shareholder, manager of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members;

Banco Bradesco S.A.

CNPJ (Corporate Taxpayer’s ID) 60.746.948/0001-12

NIRE (Corporate Registry ID) 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notice

.3.

•           before being forwarded to the Company, the powers of attorney drawn up in foreign language shall be translated into Portuguese and their translation shall be registered at the Registry of Deeds and Documents;

•           in order to speed up the process and facilitate the works in the Shareholders’ Meetings, the certificate of ownership of the shares and the power of attorney and possible voting declaration may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4oandar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br and, alternatively, by fax (55 11) 3684-4630 or (55 11) 3683-2564.

Further information for the exercise of their voting right, the shareholders may consult the Manual for Participation in the Special and Annual Shareholders’ Meetings, as of March 11, 2013 available on the website www.bradesco.com.br – Corporate Governance, and on BM&FBOVESPA and CVM websites.

Documents Made Available to Shareholders: this Call Notice and the Proposals of the Board of Directors and of the Parent Companies, as well as other information required by the current legislation, are available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and are also available on the website www.bradesco.com.br – Corporate Governance – Shareholders, and on BM&FBovespa and CVM websites.

More clarifications may be obtained on the Investor Relations website -www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via email governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 6, 2013

Lázaro de Mello Brandão

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.